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Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2565	neil.rifkind@srz.com

July 10, 2006

VIA EDGAR

Mellissa Duru, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Holding Corporation Amendment No. 3 to Registration Statement on Form S-1 File No. 333-133367

Dear Ms. Duru:

On behalf of NewPage Holding Corporation, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”).

The Registrant intends to file the few remaining exhibits to the above-referenced Registration Statement in a subsequent exhibit-only filing this week.

As indicated in my voicemail, the Registrant intends to commence its road show today, and expects to seek to have the Registration Statement declared effective as early as July 19, 2006. The Registrant greatly appreciates the assistance of the Staff in enabling it to meet this timetable. Any questions relating to this submission may be directed to the undersigned at (212) 756-2565 or Michael R. Littenberg of this firm at (212) 756-2524.

Yours very truly,

/s/ Neil C. Rifkind
Neil C. Rifkind

cc:	Matthew L. Jesch NewPage Holding Corporation Chief Financial Officer and Vice President

Douglas K. Cooper NewPage Holding Corporation Vice President, General Counsel and Secretary

Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP